[LOGO]

                             CONFERENCE CALL REMIDER

                                 Grupo TMM, S.A.
                                   (NYSE: TMM)

  will host a live Internet slide presentation and conference call to provide investors a review of third-quarter earnings and a corporate update on

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                          Tuesday, October 29, 2002 at:

  11:00 a.m. Eastern, 10:00 a.m. Central, 9:00 a.m. Mountain, 8:00 a.m. Pacific

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                          TO PARTICIPATE: Please dial:

                       800-366-7449    or    303-262-2130
                        (domestic)          (international)

                at least 5 minutes prior to the start of the call
         or to access the call and slides on the Internet, please go to
          http://www.firstcallevents.com/service/ajwz367627896gf12.html

     REPLAY: If you are unable to participate on the call, a replay will be available through November 5 at 11:59 p.m. EST by dialing 800-405-2236 or 303-590-3000 and enter conference ID 503841


              ***Thank you for your interest in Grupo TMM, S.A. ***